PTL Limited

September 26, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C., 20549

Re:	PTL Limited
Registration Statement on Form F-1, as amended (File No. 333-281097)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, PTL Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 5:15 p.m., Eastern Time, on September 30, 2024, or as soon thereafter as practicable.

Very truly yours,

PTL Limited

By:	/s/ Ying Ying, Chow
Name:	Ying Ying, Chow
Title:	Chief Executive Officer and Director

cc:	Mengyi “Jason” Ye, Esq.
Ortoli Rosenstadt LLP